Exhibit 7.8

EXECUTION VERSION

LOAN AGREEMENT

THIS LOAN AGREEMENT (this “Agreement”), dated March 22, 2013, between Urban Prosperity Holding Limited, a company established under the laws of the Cayman Islands (the “Lender”), Mr. Yu Chuan Yih (the “Borrower” or “Chairman”) and Ms. Ka Man Au (the “Secondary Chargor”), establishes the terms and conditions that will govern two fully recourse loans to be provided by the Lender to the Borrower.

1. Loans. The Lender agrees, upon the terms and subject to the conditions set forth in this Agreement, to make available to the Borrower:

a)	within fifteen (15) Business Days after the date of this Agreement, a fully recourse loan (the “First Tranche Loan”) of Two Million Five Hundred Thousand United States Dollars (US$2,500,000). The First Tranche Loan shall be evidenced by a single promissory note (the “First Tranche Note”) substantially in the form attached to Exhibit A hereto in the principal amount of the First Tranche Loan, payable to the Lender, duly executed by the Borrower on the date when the First Tranche Loan is made; and

b)	in the event that the Acquisition as defined in that certain proposal letter, dated August 13, 2012, from the Chairman and an affiliate of FountainVest Partners to the board of directors of LJ International Inc. (the “Company”) is completed, upon the completion of such Acquisition, a fully recourse loan (the “Second Tranche Loan” and together with the First Tranche Loan, the “Loans”) of Two Million Five Hundred Thousand United States Dollars (US$2,500,000). The Second Tranche Loan shall be evidenced by a single promissory note (the “Second Tranche Note”; together with the First Tranche Note, the “Notes”; and together with this Agreement and the First Tranche Note, the “Loan Documents”) substantially in the form attached to Exhibit A hereto in the principal amount of the Second Tranche Loan, payable to the Lender, duly executed by the Borrower on the date when the Second Tranche Loan is made.

Each of the Loans shall bear interest on the outstanding principal balance thereof as set forth in Section 3 hereof.

2. Maturity Dates.

a)	First Tranche Loan. One Million Two Hundred Fifty Thousand United States Dollars (US$1,250,000) of the principal balance of the First Tranche Loan, together with all accrued and unpaid interest thereon, shall be immediately due and payable by the Borrower in full on the second (2) anniversary of the date when the First Tranche Loan is made; and the remaining One Million Two Hundred Fifty Thousand United States Dollars (US$1,250,000) of the principal balance of the First Tranche Loan, together with all accrued and unpaid interest thereon, shall be immediately due and payable by the Borrower in full on the ninetieth (90) day after the second (2) anniversary of the date when the First Tranche Loan is made.

b)	Second Tranche Loan. The entire outstanding principal balance of the Second Tranche Loan, together with all accrued and unpaid interest thereon, shall be immediately due and payable by the Borrower in full on the earlier of (i) the completion of an initial public offering of Enzo Jewelry Inc., a company incorporated under the laws of the British Virgin Islands (“Enzo Jewelry”), or any successor entity of all or substantially all of the assets of Enzo Jewelry, and (ii) December 31, 2015.

c)	Redemption Event. Notwithstanding Sections 2(a) and 2(b) above, the entire outstanding principal balance of both Loans, together with all accrued and unpaid interest thereon, if not already due and payable pursuant to Sections 2(a) and 2(b) above, shall be immediately due and payable by the Borrower in full upon both (A) the occurrence of a Redemption Event as defined in that certain Amended and Restated Memorandum and Articles of Association of Enzo Jewelry, dated April 29, 2011 and as may be amended and/or restated from time to time (the “Enzo M&A”) (whether or not the redemption rights under the Enzo M&A upon the occurrence of such a Redemption Event has actually been exercised), and (B) the delivery of a payment demand notice from the Lender to the Borrower, provided, however, that, notwithstanding the provisions of the Enzo M&A, any breach by the Company, Enzo Jewelry or any of their affiliates prior to the date hereof under Section 9.1(p) of the Shareholders’ Agreement relating to Enzo Jewelry, dated April 13, 2011, as amended (the “Enzo Shareholders’ Agreement”), shall not constitute a Redemption Event solely for purpose of this Section 2(c); and provided, further, that in the event that the Enzo Shareholders’ Agreement is amended after the date hereof, any breach by the Company, Enzo Jewelry or any of their affiliates after such amendment under Section 9.1(p) of such amended Enzo Shareholders’ Agreement or any other provision thereof covering the same subject matter shall constitute a Redemption Event under the Enzo M&A in accordance with its terms.

3. Interest Rate and Interest Payment Dates.

a)	Ordinary Interest. Interest shall accrue on the First Tranche Loan and the Second Tranche Loan from the date of the First Tranche Note and the Second Tranche Note, as applicable, until payment in full thereof at a rate equal to 4.5% per annum, and shall be payable semi-annually in arrears.

b)	Default Interest; Maximum Legal Rate. If the Borrower shall fail to pay any principal amount of either of the Loans when due and payable (whether by acceleration or otherwise), the outstanding principal amount of both Loans shall thereafter bear interest, payable on demand from time to time and upon payment in full of such overdue amount, until paid in full, at a rate of 15% per annum. In no event shall the Borrower be obliged or required to pay interest on the Loans at a rate in excess of that permitted by applicable law, and any such excess payments shall be deemed for all purposes a prepayment of principal.

4. Payments; Application to Interest and Principal. The Borrower shall make all payments of principal and interest and other amounts payable under the Loans not later than 11:00 A.M., Hong Kong time, on the date such payment is due, in lawful money of the United States of America by wire transfer of immediately available funds to the Lender’s account or by such other method as may be designated in writing by the Lender. If any payment of principal of or interest shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest in connection with such payment. Any prepayment pursuant to Section 7 shall be applied to reduce, first, the accrued and unpaid interest on the principal balance of the Loans (first as to interest on the Second Tranche Loan and then the First Tranche Loan) and, then, the unpaid principal balance thereof (first as to the Second Tranche Loan and then the Initial Tranche Loan), in each case outstanding at the time of such prepayment.

5. Use of Proceeds. The Borrower shall use the proceeds of the Loans for personal investment purposes.

6. Pledge of Collateral. (a) Concurrently with the execution of this Agreement, the Borrower, the Secondary Chargor and the Lender shall enter into a Share Charge (the “Share Charge Agreement”), pursuant to which the Borrower and the Secondary Chargor have pledged, assigned and granted to the Lender a security interest in the Charged Shares (as such term is defined in the Share Charge Agreement) (for the avoidance of doubt, being 3,390,053 ordinary shares of the Company beneficially owned by the Borrower of which 1,855,700 ordinary shares are held by the Secondary Chargor on behalf of the Borrower) and all dividends and other distributions, interest and rights thereon as more fully described in the Share Charge Agreement (collectively, the “Collateral”) to secure the prompt payment and performance of the obligations under the Loans.

(b) Immediately after the date hereof and in any event prior to the closing of the Acquisition, the Borrower shall procure that 1,855,700 ordinary shares held by the Secondary Chargor on behalf of the Borrower be removed from The Depositary Trust and Clearing Corporation System and be registered in the name of the Borrower on the share register of the Company.

(c) In the event of the closing of the Acquisition, all of the Charged Shares will be cancelled for nil consideration in the Acquisition and the Borrower will subscribe for 3,390,053 newly issued ordinary shares (“Parent Shares”) of Flora Bloom Holdings, a Cayman Islands exempted company (“Parent”). In such event, the Borrower agrees to pledge, assign, and grant to the Lender a security interest in all of the Parent Shares upon substantially similar terms as the Share Charge Agreement, such that, for all purposes under the Loan Documents, all references to the “Charged Shares” shall refer to the Parent Shares. Immediately prior to the closing of the Acquisition (and as a condition to the draw down of the Second Tranche Loan), the Borrower and the Secondary Chargor (to the extent any Charged Shares are held by the Secondary Chargor on behalf of the Borrower) shall execute and do all such acts as the Lender may reasonably request in order to give effect to the foregoing, including amending the Loan Documents and the Share Charge Agreement and procuring the entry in the share register of the Parent of the details of the Share Charge Agreement.

7. Optional Prepayment. The Borrower may prepay the principal amount of the Loans at any time and from time to time, in whole or in part, together with accrued and unpaid interest on the principal amount being prepaid, without penalty or premium. At the Borrower’s election, the Borrower may make such prepayment by obtaining new financing from a bona fide financial institution (“Replacement Financing”), and Lender will agree to guarantee such Replacement Financing, provided that such guarantee shall be secured by the Collateral on substantially similar terms as the Share Charge Agreement and the Replacement Financing is made on substantially similar terms as or more favorable terms than the Loans.

8. Representations, Warranties and Agreements. The Borrower and the Secondary Chargor (to the extent any Charged Shares are held by the Secondary Chargor on behalf of the Borrower) represent and warrant to and agree with the Lender that:

a)	Ownership of Collateral; Encumbrances. The Borrower and the Secondary Chargor (i) are the legal and/or beneficial owner of the Collateral free and clear of any adverse claim or lien except for the security interest created under the Loan Documents and the Share Charge Agreement and (ii) have full right, power and authority to pledge, assign and grant a security interest in the Collateral to the Lender.

b)	Legality; Enforceability. The execution, delivery and performance by the Borrower and the Secondary Chargor of the Loan Documents and the Share Charge Agreement, the consummation of the transactions contemplated by the Loan Documents and the Share Charge Agreement, and compliance with the provisions of the Loan Documents and the Share Charge Agreement do not, and will not, contravene or conflict with any law, statute or regulation whatsoever to which the Borrower or the Secondary Chargor (as applicable) is subject or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or result in the breach of, any indenture, mortgage, deed of trust, charge, lien, or any contract, agreement or other instrument to which the Borrower or the Secondary Chargor (as applicable) is a party or which may be applicable to the Borrower or his properties. Each of the Loan Documents and the Share Charge Agreement is a legal and binding obligation of the Borrower and the Secondary Chargor and is enforceable in accordance with their respective terms.

c)	Security Interest. By virtue of the execution and delivery of the Share Charge Agreement and, in the case of the perfection of the lien and security interest, the completion of the registration procedures as set forth in Section 8.4 of the Share Charge Agreement, the Lender will obtain a legal, valid and perfected first-priority lien upon and security interest in the Collateral securing the obligations under the Loan Documents and the Share Charge Agreement. The obligations of the Borrower under the Loan Documents shall rank senior to all other indebtedness of the Borrower, whether now or hereinafter existing.

9. Certain Agreements.

a)	Voting Power. Unless and until an Event of Default (as defined below) occurs, the Borrower shall be entitled to exercise all voting powers in all corporate matters pertaining to the Charged Shares.

b)	Sale, Disposition or Encumbrance of Collateral. Except as otherwise provided in the Loan Documents and the Share Charge Agreement, the Borrower and the Secondary Chargor (to the extent any Charged Shares are held by the Secondary Chargor on behalf of the Borrower) shall be the registered holder (in the register of members of the Company) and/or the beneficial owner of the Charged Shares and will not in any way encumber any of the Collateral (or permit or suffer any of the Collateral to be encumbered) or sell, pledge, assign, lend or otherwise dispose of or transfer any of the Collateral to or in favor of any person or entity other than as may be required by law or as contemplated in the Share Charge Agreement. Except for restrictions imposed under the Loan Documents and the Share Charge Agreement, the Collateral is and will continue to be fully transferable and assignable, and not subject to any contractual or other restrictions (other than as may be required by law) that might affect the pledge, sale or disposition thereof pursuant to the provisions of the Loan Documents and the Share Charge Agreement.

c)	Distributions. Unless and until an Event of Default occurs, the Borrower and/or the Secondary Chargor shall be entitled to receive any and all distributions and allocations paid in respect of the Collateral. Upon the occurrence of an Event of Default, all rights of the Borrower and/or the Secondary Chargor to receive such distributions, which it would otherwise be entitled to receive pursuant to this clause (c) shall cease, and all such rights shall thereupon become vested in the Lender who shall thereupon have the sole right to receive and hold as Collateral such distributions, but the Lender shall have no duty to receive and hold such distributions and shall not be responsible for any failure to do so or delay in so doing.

10. Conditions Precedent. It shall be a condition precedent to the Lender’s making of any Loan that:

a)	Documents. The Lender shall have received counterpart originals of this Agreement and the First Tranche Note or the Second Tranche Note, as applicable, duly executed by the Borrower;

b)	Representations and Warranties. The representations and warranties contained in Section 8 are true and correct on and as of the date of the First Tranche Note or the Second Tranche Note, as applicable, as if made on such date;

c)	No Event of Default. No event has occurred or is continuing or would result from the making of either of the Loans which would constitute an Event of Default or an event, act or condition which with the passage of time or notice, or both, would constitute an Event of Default; and

d)	In the case of the Second Tranche Loan, all documents and actions contemplated by Section 6(b) of this Agreement shall have been executed and/or completed prior to the drawdown of the Second Tranche Loan.

11. Events of Default. If any of the following events (each, an “Event of Default”) shall occur and be continuing:

a)	Payment of Principal and Interest. The Borrower fails to pay any principal of, or interest on, either of the Loans when the same shall be due;

b)	Breach of Covenant. The Borrower or the Secondary Chargor breaches any covenant or other term or condition of the Loan Documents or the Share Charge Agreement and such breach, if subject to cure, continues for a period of fifteen (15) Business Days after the earlier of its occurrence or written notice to the Borrower from the Holder;

c)	Breach of Representations and Warranties. Any material representation or warranty of the Borrower or the Secondary Chargor made in the Loan Documents or in the Share Charge Agreement shall become false or misleading;

d)	Judgments. Any money judgment, writ or similar final process shall be entered or filed against Borrower or any of his property or other assets for more than $1,000,000, and shall remain unvacated, unbonded, unappealed, unsatisfied, or unstayed for a period of thirty (30) days;

e)	Security Interest. The Share Charge Agreement or any of the security provided for therein shall, at any time, cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under the Loan Documents and discharge of the Loan Documents or any security interest created thereunder shall be declared invalid or unenforceable or the Borrower or the Secondary Chargor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable;

f)	Cross Default. A default by the Borrower of a material term, covenant, warranty or undertaking of any other agreement to which the Borrower is a party, other than guaranties pursuant to which the Borrower provides personal guarantee for any credit facilities extended to any entity within the retail business group of the Company;

g)	Bankruptcy. If any proceeding shall be instituted by or against the Borrower seeking to adjudicate him bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, protection, relief, or composition of his debts under any law relating to bankruptcy, insolvency or relief or the appointment of a receiver, trustee, or other similar official for him or for any substantial part of his property;

then the Borrower shall promptly notify the Lender of any such Event of Default, and in any such event, the Lender may, by written notice to the Borrower (except in the case of any event described in clause (g) above, in which case the outstanding principal and accrued and unpaid interest under both Loans shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are expressly waived by the Borrower), declare the entire unpaid principal amount of both Loans and all interest thereon to be forthwith due and payable, whereupon the entire unpaid principal amount of both Loans and all such interest shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

The Borrower hereby irrevocably appoints the Lender as the Borrower’s attorney-in-fact, with full authority in the place and stead of the Borrower and in the name of the Borrower or otherwise, from time to time during the continuance of an Event of Default to take any action and to execute any assignment, certificate, financing statement, notification, document or instrument that the Lender may deem reasonably necessary to accomplish the purposes of the Loan Documents, including, without limitation, to receive, endorse and collect all instruments made payable to the Lender representing any interest payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

The Lender may enforce its rights under the Loan Documents without prior judicial process or judicial hearing, and to the extent permitted by law, the Borrower expressly waives any and all legal rights which might otherwise require the Lender to enforce its rights by judicial process.

12. Notices. All notices and other communications given or made pursuant to the Loan Documents shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be addressed as follows, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 12:

If to the Lender, to:	Urban Prosperity Holding Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands
Attention: Neil Gray & Kareen Watler

With a copy to:	FountainVest Partners (Asia) Limited
Suite 705-708, ICBC Tower
3 Garden Road
Central, Hong Kong
Attention: Mr. George Chuang / Mr. Edward Yu / Mr. Brian Lee
Email: georgechuang@fountainvest.com / edwardyu@fountainvest.com / brianlee@fountainvest.com
Fax: +852 3107 2490

If to the Borrower, to:	Mr. Yu Chuan Yih
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong
Email: yih@ljintl.com
Fax: +86 755 2526 0329

13. Confidentiality. Except as provided by law including rules and regulations of any stock exchange, the Borrower will not disclose the existence and the terms of the Loan Documents or the Share Charge Agreement with any person other than to his advisors or attorneys without the prior written consent of the Lender. In the event the Borrower is required by law to disclose any such information, the Borrower (a) shall (if permissible under applicable law) promptly notify the Lender of such requirement and shall cooperate with the Lender to the extent practicable to limit the information disclosed to only such information that the Borrower, as advised by counsel, is required by law to disclose and (b) will, to the extent practicable and at the request and expense of the Lender, seek to obtain a protective order over, or confidential treatment of, such information.

14. Amendment. None of the Loan Documents may be amended or otherwise modified except by a written instrument signed by the Borrower and the Lender.

15. Indemnity. The Borrower shall pay on demand all reasonable out-of-pocket expenses incurred or sustained by the Lender in connection with the enforcement or protection of rights of the Lender under the Loan Documents, including all reasonable costs of collection and the reasonable fees and disbursements of counsel. The Borrower agrees to indemnify the Lender and its affiliates and their respective directors, officers, employees, attorneys, agents and advisors (each such person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related reasonable expenses (including, but not limited to, the reasonable fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee) arising out of, in connection with, or as a result of the Loan Documents or either of the Loans or any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related reasonable expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

16. Assignment. The Borrower may not assign, transfer, delegate, sell or convey any of his rights or obligations under the Loan Documents without the prior written consent of the Lender. The Lender shall have the right to assign or transfer its rights or obligations under the Loan Documents to any of its affiliates, the terms of which shall be binding upon and inure to the benefit of the Lender’s successors, assigns, administrators and transferees.

17. No Set-Off, Etc. The Borrower agrees that it shall not assert any right of set-off or counterclaim that it might have against the Lender in connection with the enforcement by the Lender of its rights under any of the Loan Documents.

18. Waiver of Presentment, Demand and Dishonor. The Borrower hereby waives presentment for payment, protest, demand, notice of protest, notice of nonpayment and diligence with respect to the Loan Documents, and waives and renounces all rights to the benefits of any statute of limitations or any moratorium, appraisement, exemption, or homestead now provided or that hereafter may be provided by any federal or applicable state statute, both as to himself and as to all of his property, whether real or personal, against the enforcement and collection of the obligations evidenced by the Loan Documents and any and all extensions, renewals, and modifications of the Loan Documents. No failure or delay on the part of the Lender in exercising any of its rights, powers or privileges under any of the Loan Documents shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The remedies provided in the Loan Documents are cumulative and are not exclusive of any remedies provided by law.

19. Severability. Whenever possible, each provision of the Loan Documents shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Loan Documents shall be prohibited by, or invalid under, applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of the Loan Documents.

20. Entire Agreement. The Loan Documents and the Share Charge Agreement constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

21. Headings. Section headings herein shall have no legal effect.

22. Business Day. For purposes of the Loan Documents, “Business Day” means any day other than a Saturday, Sunday or public holiday in the British Virgin Islands or New York, USA.

23. Execution in Counterparts. Each of the Loan Documents may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

24. Governing Law. THIS AGREEMENT SHALL BE DEEMED MADE UNDER, AND BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS RULES.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

/s/ Yu Chuan Yih
Yu Chuan Yih, as Borrower

[Signature Page – Loan Agreement]

/s/ Ka Man Au
Ka Man Au, as Secondary Chargor

[Signature Page – Loan Agreement]

Urban Prosperity Holding Limited

By:	/s/ Kui Tang
	Name:	Kui Tang
	Title:	Director

[Signature Page – Loan Agreement]

EXHIBIT A

FORM OF NOTE

US$2,500,000	March 22, 2013

FOR VALUE RECEIVED, the undersigned, Mr. Yu Chuan Yih (the “Borrower”), hereby agrees and promises to pay to Urban Prosperity Holding Limited, a company established under the laws of the Cayman Islands (the “Lender”), the principal sum of Two Million Five Hundred Thousand United States Dollars (US$2,500,000), on such due and payable date(s) as required by the Loan Agreement (as defined below), and to pay interest on the unpaid principal amount from time to time outstanding hereunder, in lawful money of the United States of America in immediately available funds, at such office and at such time as set forth in said Loan Agreement.

The Borrower and any and all sureties, guarantors and endorsers of this Note and all other parties now or hereafter liable hereon severally waive grace, demand, presentment for payment, protest, notice of any kind (including, but not limited to, notice of dishonor, notice of protest, notice of intention to accelerate or notice of acceleration) and diligence in collecting and bringing suit against any party hereto and agree to the extent permitted by applicable law (i) to all extensions and partial payments, with or without notice, before or after maturity, (ii) to any substitution, exchange or release of any security now or hereafter given for this Note, (iii) to the release of any party primarily or secondarily liable hereon, and (iv) that it will not be necessary for any holder of this Note, in order to enforce payment of this Note, to first institute or exhaust such holder’s remedies against the Borrower or any other party liable hereon or against any security for this Note. The non-exercise by the holder of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

This Note is the [First/Second] Tranche Note referred to in that certain Loan Agreement, dated as of March 22, 2013 (as the same may be amended, supplemented or otherwise modified, renewed or replaced from time to time, the “Loan Agreement”), between the Borrower, Ka Man Au and the Lender and is entitled to the benefits of, and is secured by the security interests granted in, the Loan Documents and the Share Charge Agreement (each, as defined in the Loan Agreement).

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WHOLLY WITHIN THE STATE OF NEW YORK.

BORROWER SIGNATURE:

BORROWER NAME:	Yu Chuan Yih
ADDRESS